May 30, 2007

VIA EDGAR and FACSIMILE (202) 772-9217

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn. Ms. Mary Mast

Washington, D.C. 20549

Re:	National Interstate Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 000-51130

Dear Ms. Mast:

This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated May 24, 2007 to National Interstate Corporation (the “Company”) with respect to the above-referenced filing.

The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussion with the Staff yesterday morning, the Company will respond to the Staff’s comment letter on or before June 15, 2007.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned or Kate Farrell at (330) 659-8900. Thank you very much.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Jim B. Rosenberg, Securities and Exchange Commission

Ibolya Ignat, Securities and Exchange Commission

Catherine L. Miller, Thompson Hine LLP